Mark L. Johnson

+1 617 526 6038 (t)
+1 617 526 5000 (f)
mark.johnson@wilmerhale.com
July 17, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Karen J. Garnett

Re:	SoundBite Communications, Inc. Registration Statement on Form S-1 (Reg No. 333-142144)
Dear Ms. Garnett:
     Our client SoundBite Communications, Inc. (the “Company”) is submitting additional information relating to the Registration Statement on Form S-1 (Reg No. 333-142144), as amended, filed by the Company with respect to its initial public offering of its common stock.
     In order to facilitate the Staff’s review of the stock-based compensation disclosure contained in such Registration Statement, the Company hereby informs the Staff that the lead managing underwriters have suggested an estimated initial public offering price range of between $2.00 and $2.50 per share of common stock.
     The estimated initial public offering price range set forth in the preceding paragraph does not reflect a reverse stock split to be determined and implemented by the Company prior to the Registration Statement being declared effective by the Securities and Exchange Commission.
     Please do not hesitate to telephone the undersigned at 617-526-6038 if you have any questions regarding this letter. Any questions regarding accounting issues may be addressed directly to Robert Leahy, the Chief Operating Officer and Chief Financial Officer of the Company, at (781) 359-2200.
Very truly yours,
/s/ Mark L. Johnson
Mark L. Johnson

cc:	Yolanda Crittenden Duc Dang Cicely Lamothe Peter R. Shields Robert C. Leahy Christopher A. Hemme Stephen W. Ingram Mark J. Macenka Kenneth J. Gordon